Filed pursuant to Rule 424(b)(3)
Registration File No. 333-196302

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC.
SUPPLEMENT NO. 17, DATED JUNE 17, 2015,
TO THE PROSPECTUS, DATED AUGUST 20, 2014

This prospectus supplement, or this Supplement No. 17, is part of the prospectus of American Realty Capital Healthcare Trust III, Inc., or the Company, dated August 20, 2014, or the Prospectus, as supplemented by Supplement No. 16, dated June 4, 2015, or Supplement No. 16. This Supplement No. 17 supplements, modifies or supersedes certain information contained in the Prospectus and Supplement No. 16 and should be read in conjunction with the Prospectus and Supplement No. 16. This Supplement No. 17 will be delivered with the Prospectus and Supplement No. 16. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 17 is to update our description of real estate investments.

PROSPECTUS UPDATES

Description of Real Estate Investments

The following disclosure is hereby inserted as a new section under “Description of Real Estate Investments — Recent Property Investments — DaVita Hudson — Hudson, FL,” as included in Supplement No. 16.

“Rockwall Medical Plaza — Rockwall, TX

On June 11, 2015, we closed our acquisition of the fee simple interest in a medical office building (“Rockwall Medical Plaza”) located in Rockwall, Texas. We acquired the property through a wholly-owned subsidiary of our operating partnership. The seller of Rockwall Medical Plaza was Rockwall Medical Properties, L.P. The seller has no material relationship with us or any of our affiliates or any directors or officers or any associate of any such director or officer.

Capitalization

The contract purchase price of Rockwall Medical Plaza was $6.6 million, exclusive of closing costs. We funded the purchase price with proceeds from this offering. At closing, we paid an acquisition fee of $0.1 million to our advisor.

Major Tenants/Lease Expiration

Rockwall Medical Plaza contains approximately 18,176 rentable square feet and is 100% leased to three tenants under five leases as of the date of acquisition. The leases are net whereby the tenants are required to pay their proportionate share of operating expenses excluding all costs to maintain and repair the roof and structure of the building, in addition to base rent, in addition to base rent.

The following table provides information related to lease commencement and termination dates, rentable square feet, annualized straight-line rental income, rental escalations and renewal options for the property:

Tenant	Lease Commencement Date		Lease Termination Date		Rentable Square Feet	Annualized Straight-Line Rental Income(1)	Rental Escalations	Renewal Options
PedMed Rockwall, LLC(2)	August 2009		July 2019		6,000	$0.2 million	3.0% in 7th lease year	Two five-year options
Texas Health Resources	Various	(3)	Various	(4)	7,676	$0.2 million	(5)	(6)
Urology Clinics of North Texas, PLLC	November 2010		October 2020		4,500	$0.1 million	2.0% annually	Two five-year options

(1)	Annualized rental income for the in-place leases at the property on a straight-line basis at the time of acquisition, which includes tenant concessions such as free rent, as applicable.
(2)	PedMed Rockwall, LLC subleased the entire 6,000 square feet of their space to Texas Health Resources beginning in December 2013.
(3)	Texas Health Resources has three leases with lease commencement dates in April 2012, February 2014 and April 2015.
(4)	Texas Health Resources has three leases with lease termination dates in January 2019, May 2019 and April 2022.
(5)	Texas Health Resources has one lease that escalates at 2.5% annually and two leases that escalate at 3% annually.
(6)	Texas Health Resources has one lease that contains one five-year renewal option and two leases that contain no renewal options.

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The table below sets forth the occupancy rate and average effective annual rent per rentable square foot as of December 31 for each of the last five years:

	2014	2013	2012	2011	2010
Occupancy	83.0%	100.0%	100.0%	100.0%	91.8%
Average effective annual rent per rentable square foot	$24.73	$24.94	$24.51	$24.15	$24.14

Future Lease Expirations

The following is a summary of lease expirations for the next ten years at the property:

Year of Expiration	Number of Leases Expiring	Annualized Rental Income(1)	Annualized Rental Income as a Percentage of Property(1)	Leased Rentable Sq. Ft.	Percentage of Property Rentable Sq. Ft. Expiring
	(in thousands)
June 1, 2015 – December 31, 2015	—	—	— %	—	— %
2016	—	—	— %	—	— %
2017	—	—	— %	—	— %
2018	—	—	— %	—	— %
2019	3	280	59.4%	10,594	58.3%
2020	1	110	23.4%	4,500	24.8%
2021	—	—	— %	—	— %
2022	1	81	17.2%	3,082	16.9%
2023	—	—	— %	—	— %
2024	—	—	— %	—	— %
Total	5	471	100.0%	18,176	100.0%

(1)	Annualized rental income for the in-place leases in the property on a straight-line basis, which includes tenant concessions such as free rent, as applicable.

Other

We believe the property is suitable and adequate for its uses.

We do not have any significant scheduled capital improvements for the property.

We believe that the property is adequately insured.

The U.S. federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2015 U.S. federal income tax return.

The annual real estate taxes payable on the building for the calendar year 2015 are expected to be approximately $0.1 million. Such real estate taxes are to be reimbursed by the tenant under the terms of the lease.

We believe that the property is well-located with acceptable roadway access and is well maintained. The property is subject to competition from similar properties within its market area, and the economic performance of the property could be affected by changes in local economic conditions or losses of contracts with major insurance companies reducing the in-network patient base. We did not consider any other factors material or relevant to the decision to acquire the property, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.”

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